Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Territorial Bancorp, Inc.
Members of the Profit Sharing and Retirement Committee:

We consent to incorporation by reference in registration statement No. 001-34403 on Form S-8 of Territorial Bancorp, Inc. of our report dated June 26, 2012, with respect to the statements of net assets available for benefits of the Territorial Savings Bank 401(k) Plan as of December 31, 2011 and 2010, the related statements of change in net assets available for benefits for the years then ended, and the supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the Territorial Savings Bank 401(k) Plan.

/s/ KPMG LLP

Honolulu, Hawaii
June 26, 2012